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EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Thirty-Nine Weeks Ended
	March 31, 2001(1)	April 1, 2000
Fixed charges:
Interest expense	$211	$175
Interest portion of rental expense	49	46

Total fixed charges before capitalized interest	260	221
Capitalized interest	14	7

Total fixed charges	$274	$228

Earnings available for fixed charges:
Income from continuing operations before income taxes	$841	$1,171
Less undistributed income in minority-owned companies	(4)	(6)
Add minority interest in majority-owned subsidiaries	43	26
Add amortization of capitalized interest	18	15
Add fixed charges before capitalized interest	260	221

Total earnings available for fixed charges	$1,158	$1,427

Ratio of earnings to fixed charges	4.2	6.3

(1)
During the first nine months of fiscal 2001, the Corporation provided a $332 million pretax business reshaping charge for the cost of several actions approved by management that will result in the disposition of certain non-core businesses and the exit of a number of defined business activities.

  During the second quarter of fiscal 2001, the Corporation's Coach subsidiary completed an initial public offering of 19.5% of its common stock, resulting in a gain of $105 million.

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  EXHIBIT 12.1
SARA LEE CORPORATION AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges (In millions, except ratios)